

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 9, 2016

Via E-Mail
Geoffrey Bedrosian
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

> Re: **Ramco-Gershenson Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-10093**

Dear Mr. Bedrosian:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 36

1.   We note your response dated September 15, 2015 indicating that you would exclude the adjustment for preferred share dividends when calculating FFO and Operating FFO as you indicated the dilutive attribute of the preferred shares is only relevant for calculating FFO per diluted share and Operating FFO per diluted share. However such adjustment has been included in your calculation of FFO for the fiscal year ended December 31, 2015. Please advise.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Property Operating Income, page 28

2.   We note your disclosures surrounding same property NOI. Please address the following:

   a. Tell us and disclose in future periodic filings the specific properties you have designated as other than Same property;

   b. Disclose the number of properties in each property designation for the comparable period(s);

   c. Provide further detail of the criteria used in determining when your properties are designated as Same property. Specifically, we note that you designated 4/5 properties as Redevelopment for the three/six months ended June 30, 2016; however within your Quarterly Financial and Operating Supplement as of such date, you list 10 properties as Redevelopment/ Expansion/ Re-Anchoring Projects, with 5 additional properties listed as Recently completed projects with stabilizations in the final three interim periods of 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities